PINNACLE ENTERTAINMENT, INC.

8918 SPANISH RIDGE AVENUE

LAS VEGAS, NEVADA 89148

July 26, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: Mr. Robert F. Telewicz, Jr.

Re:	Pinnacle Entertainment, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13641

Dear Mr. Telewicz:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 22, 2013 with respect to the Company’s Annual Report on Form 10-K filed on March 1, 2013 with the Commission (the “Form 10-K”) and Amendment No. 1 to the Form 10-K filed on May 31, 2013 with the Commission (“Amendment No. 1”). The Company is also filing Amendment No. 2 to the Form 10-K (“Amendment No. 2”) to respond to certain of the Staff’s comments, as described in more detail below. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 36

1.	Please clarify for us whether management uses the non-GAAP financial measures Consolidated Adjusted EBITDA and Adjusted EBITDA as performance measures, liquidity measures, or both. Your disclosure indicates that such measures are indicators of your ability to service debt and fund capital expenditures, acquisitions, and operations, which seems to indicate the measures are used as liquidity measures. To the extent management uses such non-GAAP financial measures as liquidity measures, please revise your disclosure to include a reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA to the most closely related GAAP cash flow measure.

United States Securities and Exchange Commission

Response: The Company’s management uses Consolidated Adjusted EBITDA and Adjusted EBITDA exclusively as performance measures. We do not use Consolidated Adjusted EBTIDA and Adjusted EBITDA as liquidity measures. As disclosed in our Form 10-K, the Company’s management believes that Consolidated Adjusted EBITDA and Adjusted EBITDA are useful to investors because they are indicators of the strength and performance of ongoing business operations, which necessarily includes, among other things, our ongoing ability to service debt and fund capital expenditures, acquisitions and operations. The Company’s management uses Adjusted EBITDA as a performance measure for each operating segment and on a consolidated basis for the Company as a whole.

As disclosed in the Company’s Form 10-K, the Company’s management uses Consolidated Adjusted EBITDA and Adjusted EBITDA as performance measures to analyze the performance of our business. Consolidated Adjusted EBITDA and Adjusted EBITDA are particularly useful in evaluating the operations of long-lived casino-hotel projects, because they provide a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects.

In future filings, the Company will make clear that Consolidated Adjusted EBITDA and Adjusted EBITDA are used solely by the Company’s management as performance measures.

Item 8. Financial Statements and Supplementary Data, page 56

Consolidated Statement of Operations, page 57

Note 1—Summary of Significant Accounting Policies, page 62

2.	Please enhance your disclosure in future filings to include a discussion of the company’s capitalization policies related to development projects. Your disclosure should include, but not be limited to, the types of costs capitalized (describing both direct and indirect costs), a discussion of when the company begins capitalization and when the company ceases capitalization, and disclosure of the total amount of indirect costs that have been capitalized with separate disclosure for interest costs and indirect costs other than interest.

Response: In Amendment No. 2, the Company has included the following disclosure regarding the Company’s capitalization policies related to development projects:

Development costs directly associated with the acquisition, development and construction of a project are capitalized as a cost of the project, during the periods in which activities necessary to get the property ready for its intended use are in progress. The costs incurred for

United States Securities and Exchange Commission

development projects are carried at cost. Interest costs associated with development projects are capitalized as part of the cost of the constructed asset. When no debt is incurred specifically for a project, interest is capitalized on amounts expended for the project using our weighted-average cost of borrowing. Capitalization of interest ceases when the project, or discernible portions of the project, is substantially complete. If substantially all of the construction activities of a project are suspended, capitalization of interest will cease until such activities are resumed. For further discussion, see Note 3, Long-term Debt.

The Company will provide enhanced disclosure in future filings to include a discussion of the Company’s capitalization policies related to development projects, which shall include the types of costs capitalized, a discussion of when the Company begins capitalization and when the Company ceases capitalization, and disclosure of the total amount of indirect costs that have been capitalized with separate disclosure for interest costs and indirect costs, if any.

Revenue Recognition, page 66

3.	Please tell us how your net gaming revenues incorporate the change in accrued jackpot liabilities for the period, and tell us the accounting literature relied upon for your current accounting policy.

Response: The Company’s management follows the guidance set forth under ASC 924-605-25-2 to record accrued jackpot liabilities. Accordingly, the Company accrues a liability and charges the expense for a jackpot redeemed or accrued as a reduction to revenue at the time the Company has the obligation to pay the jackpot (or a portion thereof as applicable), regardless of the manner of payment.

4.	In future filings, please separately present the retail value of promotional allowances to the respective gaming, lodging, food and beverage, or other services line items.

Response: In Amendment No. 2, the Company has revised our disclosure to conform to the Staff’s request.

Note 12—Consolidating Condensed Financial Information, page 89

5.	Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a detail of cash used in investing and financing activities.

Response: In Amendment No. 2, the Company has included the detail of cash from investing and financing activities as required by Regulation S-X.

United States Securities and Exchange Commission

Amendment 1 to Form 10-K for fiscal year ended December 31, 2012

General

6.	We note that your amended Form 10-K does not provide updated conclusions on your effectiveness related to disclosure controls and procedures as well as internal control over financial reporting. Please amend your filing to disclose management’s conclusions pertaining to Item 9A., and provide to us additional information supporting management’s conclusions.

Response:

In consultation with the Commission’s Office of Chief Accountant, the Company filed Amendment No. 1 on May 31, 2013 to provide additional disclosure related to the financial information regarding Asian Coast Development (Canada), Ltd. (“ACDL”). Specifically, Amendment No. 1 included a revised Note 7 to remove the term “unaudited” and provided enhanced disclosure regarding the financial statements of ACDL similar to that required by Article 10 of Regulation S-X. The changes to Note 7 to the Company’s financial statement included in Amendment No. 1 were necessary so that the Company could substantially comply with the requirements of Rule 3-09 of Regulation S-X. The changes in Amendment No. 1 did not result from any error in the Company’s financial statements, nor did such changes result from any issue with respect to the Company’s disclosure controls and procedures and internal control over financial reporting.

In connection with the filing of the Form 10-K, the Company’s management, with the participation of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures and internal control over financing reporting as of December 31, 2012, and whether any change in the Company’s internal control over financial reporting occurred during the quarter ended December 31, 2012. At the time of filing of Amendment No. 1, the Company did not believe there was any need to re-evaluate the conclusion of management included in Item 9A of the Form 10-K, and if such a re-evaluation was done, the conclusions would not have changed. Therefore, the Company did not include Item 9A in Amendment No. 1.

Concurrent with the submission of this letter, the Company is filing Amendment No. 2 to: (1) revise the financial statements in accordance with the Staff’s comments as set forth above; and (2) to provide management’s conclusions as to the effectiveness of disclosure controls and procedures and internal control over financial reporting as of December 31, 2012, as well as the attestation report of the independent registered public accounting firm, pursuant to Item 9A of Form 10-K.

United States Securities and Exchange Commission

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With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in respect to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at (702) 541-7733.

Sincerely,

/s/ Carlos A. Ruisanchez

Carlos A. Ruisanchez

President and Chief Financial Officer

Pinnacle Entertainment, Inc.

cc: Mark Rakip